[LIFESTYLE FURNISHINGS LETTERHEAD]



                                                                 April 17, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lifestyle Furnishings International Ltd.
    Registration Statement on Form S-1
    File No. 333-58655

Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Lifestyle Furnishings International Ltd. (the "Company") hereby requests the withdrawal of its Registration Statement on Form S-1 (the "Registration Statement") originally filed with the Commission on July 7, 1998. The Registration Statement was filed in connection with the planned initial public offering of the Company, which was subsequently delayed due to market concerns and ultimately did not go forward as a result of such delay.

     In the event the Staff has any questions or comments with respect to this matter, please contact the undersigned.

                                            Very truly yours,

                                            LIFESTYLE FURNISHINGS
                                                INTERNATIONAL INC.


                                            By: /s/ Douglas C. Barnard
                                               ---------------------------------
                                                Name:  Douglas C. Barnard
                                                Title: Vice President, General
                                                       Counsel, and Secretary

cc: Steven Duvall
    Daniel Horwood
    David Ferguson
    Sarah Beshar
    Michael Blair